# Wind River Biomass Utility

Stabilized Year

| Item | | | | | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|
| **Revenue** | | | | | | | | | |
| Electricity | | | | | | | | | |
| ORC power output | | 470 | kWh | | | | | | |
| Daily operation | | 24 | hours | | | | | | |
| Annual operation (10% down time) | | 330 | days | | | | | | |
| Power produced | | 3,722,000 | kWh per year | | | | | | |
| Electricity price | | $0.07 | per kWh | | | | | | |
| | | | | Subtotal: | | $ | 260,540 | 14% | |
| Biochar | | | | | | | | | |
| Biochar | | 0.15 | tons per hour | | | | | | Reduced from 0.20 tons per hour. |
| Daily operation | | 24 | hours | | | | | | |
| Annual operation | | 330 | days | | | | | | |
| Ton per year | | 1,188 | tons per year | | | | | | |
| Retail biochar price | $ | 3,000 | per ton | 0% | of sales initially | | | | |
| Wholesale biochar price | $ | 600 | per ton | 100% | of sales | | | | |
| | | | | Subtotal: | | $ | 712,800 | 39% | |
| Heat | | | | | | | | | |
| Heat produced | | 40,000 | MMBtu per year | | | | | | |
| Heat price | $ | 11.00 | per MMBtu | | | | | | |
| | | | | Subtotal: | | $ | 440,000 | 24% | |
| Firewood | | | | | | | | | |
| Bundles (1 cubic foot) | | 128000 | Bundles per year | | | | | | |
| | | 2.75 | $ per bundle | Total $ | | $ | 352,000 | | |
| Half cords on pallet | | 100 | 1/2 cords per year | | | | | | |
| | | 125 | $ per half cord | Total $ | | $ | 12,500 | | |
| Full cords | | 200 | Cords per year | | | | | | |
| | | 200 | $ per cord | Total $ | | $ | 40,000 | | |
| | | | | Subtotal: | | $ | 404,500 | 22% | |
| **Revenue, Total** | | | | | | **$** | **1,817,840** | | |
| **Proposed System Operating and Maintenance Cost** | | | | | | | | | |
| Biomass Cost | | | | | | | | | |
| Wood use for boiler | | 10,000 | BDTs per year | | | | | | |
| Wood use for firewood | | 2,000 | BDTs per year | | | | | | |
| Wood cost | $ | 40 | per BDT | | | | | | |
| | | | | Subtotal: | | $ | 480,000 | | |
| Electricity to Facility (Purchased) | | | | | | | | | |
| Total electrical consumption | | 250,000 | kWh | | | | | | |
| Total electrical use charge | $ | 0.08 | /kWh | | | | | | |
| Total electrical demand charge | $ | - | per year | | | | | | |
| | | | | Subtotal: | | $ | 20,000 | | |
| Fuel for Rolling Stock | | | | | | | | | |
| Total propane fuel consumption | | 6 | gal/hr | | | | | | |
| Fuel cost | $ | 2.00 | /gal | | | | | | |
| Rolling stock operating time | | 8 | hrs/day | | | | | | |
| | | | | Subtotal: | | $ | 31,680 | | |
| **New Biomass System Fuel Cost, Total** | | | | | | **$** | **531,680** | | |
| Ash Disposal | | | | | | | | | |
| Ash container removal | | 50 | intervals | | | | | | |
| Labor for ash container removal | $ | 200 | per interval | | | | | | |
| Ash disposal fee | $ | 200 | per interval | | | | | | |
| | | | | Subtotal: | | $ | 20,000 | | |
| Weekly Maintenance | | | | | | | | | |
| Weekly boiler checklist | | 40 | weeks | | | | | | |
| Labor cost | $ | 400 | per week | | | | | | |
| | | | | Subtotal: | | $ | 16,000 | | |
| Monthly Maintenance | | | | | | | | | |
| Monthly boiler checklist | | 12 | months | | | | | | |
| Labor cost | $ | 600 | per month | | | | | | |
| Boiler water treatment | $ | 200 | per month | | | | | | |
| | | | | Subtotal: | | $ | 9,600 | | |
| Remote Monitoring | | | | | | | | | |
| Remote Monitoring | | 12 | months per year | | | | | | |
| Static IP and Internet connection | $ | 60 | per month | | | | | | |
| | | | | Subtotal: | | $ | 720 | | |
| Wood Fuel Handling & Delivery | | | | | | | | | |
| Handling and transportation | | 12,000 | tons per year | | | | | | |
| Tons per delivery container | | 25 | tons per load | | | | | | |
| Fuel deliveries needed | | 480 | loads per year | | | | | | |
| Cost to weigh and unload container | $ | 50 | per load | | | | | | |
| | | | | Subtotal: | | $ | 24,000.00 | | |
| Replacement Reserves | | | | | | | | | |
| Annual repairs/reserves budget | | 2.0% | of Project Cost | | | | | | |
| | | | | Subtotal: | | $ | 62,740 | | |
| **Maintenance Parts and Labor, Total** | | | | | | **$** | **133,060** | | |
| Employee Wages | | | | | | | | | |
| Employees | | 10 | People | | | | | | |
| Annual Salary | $ | 45,000 | per year (start up) | | | | | | |
| | | | | Subtotal: | | $ | 450,000 | | |
| Administration | | | | | | | | | |
| Legal | $ | 10,000 | per year | | | | | | |
| Accounting | $ | 5,000 | per year | | | | | | |
| Insurance | | 0.40% | of Project Cost | | | | | | |
| | | | | Subtotal: | | $ | 27,548 | | |
| **Total Proposed Costs** | | | | | | **$** | **1,142,288** | | |
| **Gross Profit** | | | | | | **$** | **675,552** | | |

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